UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
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NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-40649

CUSIP NUMBER
M8287R202

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

REE AUTOMOTIVE LTD.

Full Name of Registrant

Former Name if Applicable

Kibbutz Glil-Yam

Address of Principal Executive Office (Street and Number)

4690500, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

REE Automotive Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete its financial statements and related disclosures for the year ended December 31, 2025 and to conclude its internal discussions and approvals thereof.

The Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Avital Futterman		+972 (77) 899-5193
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the completion of the Company’s annual financial statements for inclusion in the Form 20-F and the audit thereof by the Company’s independent registered public accounting firm, the Company’s results of operations for the year ended December, 2025 are expected to reflect significant changes in its result from operations from the year ended December 31, 2024.

While the Company is still reviewing and finalizing its financial results for the year ended December 31, 2025, it is able to provide certain preliminary results. The Company expects to report the following for the year ended December 31, 2025: (i) revenues of approximately $1.3 million, as compared to revenues of approximately $0.2 million for the year ended December 31, 2024; (ii) operating loss of approximately $106.1 million, as compared to an operating loss of approximately $79.1 million for the year ended December 31, 2024; and (iii) net loss of approximately $55.5 million, as compared to a net loss of approximately $111.8 million for the year ended December 31, 2024. The Company’s financial statements for the year ended December 31, 2025 are expected to continue to reflect that there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months.

All financial results as of and for the year ended December 31, 2025, included above are preliminary, have not been reviewed or audited by the Company’s auditors, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full year end results, do not present all information necessary for an understanding of the Company’s financial performance as of and for the year ended December 31, 2025 and should not be considered final until the Company files its Annual Report on Form 20-F. During the course of the preparation of the Company’s financial statements as of and for the fiscal year ended December 31, 2025, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its Annual Report and that the Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. In light of these risks and uncertainties, investors should further keep in mind that any filing, event or development discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s filings and/or performance and could cause actual results and/or filings to differ include, but are not limited to statements about the expected timing of the filing of the Form 20-F; the timing and the conclusion of the Company’s financial closing procedures; the review of the Company’s financial statements by its independent registered public accounting firm; the risk that the completion and filing of the Annual Report will take longer than expected; the Company’s beliefs regarding its preliminary results of operations, including its revenue, its operating loss, its net loss, and the inclusion of a going concern for the next twelve months; and other factors as discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors”, and “Operating and Financial Review and Prospects” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as updated by the REE’s subsequent filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.3 to Form 6-K that we furnished to the SEC on December 30, 2025. All forward-looking statements are based on information available to the Company as of the date of this Form 12b-25. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

REE AUTOMOTIVE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2026	By:	/s/ Avital Futterman
Avital Futterman
General Counsel

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